UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

SOLAZYME, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

83415T 101

(CUSIP Number)

Daniel H. Miller

The Roda Group

918 Parker Street

Berkeley, California 94710

(510) 649-1900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 28, 2013

(Date of Event, which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83415T 101

1.	NAMES OF REPORTING PERSONS THE RODA GROUP INVESTMENT FUND XIV, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,341,225
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,341,225
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,341,225
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.17%
14.	TYPE OF REPORTING PERSON OO

CUSIP No. 83415T 101

1.	NAMES OF REPORTING PERSONS THE RODA GROUP INVESTMENT FUND XV, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 24,812
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 24,812
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,812
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.04%
14.	TYPE OF REPORTING PERSON OO

CUSIP No. 83415T 101

1.	NAMES OF REPORTING PERSONS THE RODA GROUP INVESTMENT FUND XVII, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 302,342
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 302,342
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 302,342
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.49%
14.	TYPE OF REPORTING PERSON OO

CUSIP No. 83415T 101

1.	NAMES OF REPORTING PERSONS THE RODA GROUP INVESTMENT FUND XVIII, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 607,335
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 607,335
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 607,335
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.98%
14.	TYPE OF REPORTING PERSON OO

CUSIP No. 83415T 101

1.	NAMES OF REPORTING PERSONS THE RODA GROUP INVESTMENT FUND XIX, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 290,924
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 290,924
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 290,924
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.47%
14.	TYPE OF REPORTING PERSON OO

CUSIP No. 83415T 101

1.	NAMES OF REPORTING PERSONS THE RODA GROUP INVESTMENT FUND XX, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 151,615
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 151,615
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 151,615
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.25%
14.	TYPE OF REPORTING PERSON OO

CUSIP No. 83415T 101

1.	NAMES OF REPORTING PERSONS THE RODA GROUP VENTURE DEVELOPMENT COMPANY, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 20,842
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 20,842
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,842
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.03%
14.	TYPE OF REPORTING PERSON OO

CUSIP No. 83415T 101

1.	NAMES OF REPORTING PERSONS DANIEL H MILLER
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,939,386
	8.	SHARED VOTING POWER 2,799,380
	9.	SOLE DISPOSITIVE POWER 1,939,386
	10.	SHARED DISPOSITIVE POWER 2,799,380
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,738,766
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.66%
14.	TYPE OF REPORTING PERSON IN

CUSIP No. 83415T 101

1.	NAMES OF REPORTING PERSONS ROGER A STRAUCH
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,068,166
	8.	SHARED VOTING POWER 3,483,360
	9.	SOLE DISPOSITIVE POWER 2,068,166
	10.	SHARED DISPOSITIVE POWER 3,483,360
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,551,526
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.98%
14.	TYPE OF REPORTING PERSON IN

Explanatory Note

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends the statement on Schedule 13D which was originally filed by the Reporting Persons with the Securities and Exchange Commission (the “Commission”) on February 14, 2012, as amended by Amendment No. 1 to the Schedule 13D as filed with the Commission on February 25, 2013 (collectively, the “Statement”), with respect to the Common Stock, par value $0.001 per share (the “Shares”), of Solazyme, Inc. This Amendment No. 2 amends the Statement as specifically set forth herein. Unless otherwise indicated herein, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Statement.

Item 5. Interest in Securities of the Issuer.

Item 5 shall be amended and restated in its entirety:

(a) As of the date hereof, (i) Roda XIV directly owns 1,341,225 Shares, representing approximately 2.17% of the Shares outstanding, (ii) Roda XV owns 24,812 Shares, representing approximately 0.04% of the Shares outstanding, (iii) Roda XVII owns 302,342 Shares, representing approximately 0.49% of the Shares outstanding, (iv) Roda XVIII owns 607,335 Shares, representing approximately 0.98% of Shares outstanding, (v) Roda XIX owns 290,924 Shares, representing approximately 0.47% of the Shares outstanding, (vi) Roda XX owns 151,615 Shares, representing approximately 0.25% of the Shares outstanding, and (vii) Roda VDC owns 20,842 Shares, representing approximately 0.03% of the Shares outstanding (collectively, the “Roda Shares”).

Daniel H. Miller, in his capacity as managing member, may be deemed to have indirect beneficial ownership of the Roda Shares. In addition, Mr. Miller may be deemed to have direct beneficial ownership of 1,914,386 Shares, representing 3.10% of the Shares outstanding, held by the Daniel H. Miller Revocable Trust. Mr. Miller directly owns 25,000 Shares, representing 0.04% of the Shares outstanding. Mr. Miller also may be deemed to have indirect beneficial ownership of 60,285 Shares, representing 0.10% of the Shares outstanding, held by The Strauch 1994 Grandchildren’s Trust II.

Roger Strauch, in his capacity as managing member, may be deemed to have indirect beneficial ownership of the Roda Shares. In addition, Mr. Strauch may be deemed to have direct beneficial ownership of 1,719,391 Shares, representing 2.78% of the Shares outstanding, held by the The Strauch Kulhanjian Family Trust. Mr. Stauch directly owns 348,775 Shares, representing 0.56% of the Shares outstanding. Mr. Strauch may also be deemed to have indirect beneficial ownership of (i) 318,229 Shares, representing 0.51% of the Shares outstanding, held by The Strauch Kulhanjian 2007 Irrevocable Children’s Trust, (ii) 91,228 Shares, representing 0.15% of the Shares outstanding, held by The DCM Educational Trust, (iii) 77,404 Shares, representing 0.13% of the Shares outstanding, held by The Emmeline Maeve McPherson Miller Trust, (iv) 77,404 Shares, representing 0.13% of the Shares outstanding, held by The Cooper Odgen Miller Trust, (v) 60,000 Shares, representing 0.10% of the Shares outstanding, held by The Paul Kulhanjian Strauch 2007 Irrevocable Trust, (vi) 60,000 Shares, representing 0.10% of the Shares outstanding, held by The Nairi Susan Kulhanjian Strauch 2007 Irrevocable Trust, and (vii) 60,000 Shares, representing 0.10% of the Shares outstanding, held by The Alexan Kulhanjian Strauch 2007 Irrevocable Trust.

(b) With respect to the Shares reported herein, each of Roda XIV, Roda XV, Roda XVII, Roda XVIII, Roda XIX, Roda XX and Roda VDC may be deemed to have sole voting and dispositive power to direct the vote and disposition of the Shares, which such Reporting Person may be deemed to beneficially own as set forth above.

With respect to the Shares reported herein, Daniel H. Miller may be deemed to have shared voting and dispositive power to direct the vote and disposition of the Roda Shares. Mr. Miller may be deemed to have sole voting and dispositive power to direct the vote and disposition of the Shares, which such Reporting Person may be deemed to have indirect beneficial ownership as set forth above. Mr. Miller has sole voting and dispositive power to direct the vote and disposition of the Shares that Mr. Miller holds directly.

With respect to the Shares reported herein, Roger A. Strauch may be deemed to have shared voting and dispositive power to direct the vote and disposition of the Roda Shares. Mr. Strauch may be deemed to have sole voting and dispositive power to direct the vote and disposition of the Shares, which such Reporting Person may be deemed to have indirect beneficial ownership as set forth above. Mr. Strauch has sole voting and dispositive power to direct the vote and disposition of the Shares that Mr. Strauch holds directly.

Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of the Share referred to herein for the purposes of Section 13(d) of the Securities Exchange Act of 1934, or for any other purpose, and such beneficial ownership is expressly disclaimed by each Reporting Person.

(c) On March 4, 2013, Roda XIV, Roda XV, Roda XVII, Roda XVIII, Roda XIX and Roda XX effected distributions of 670,613, 12,407, 151,170, 303,666, 145,463 and 75,809 Shares, respectively, to their various members. No additional consideration was paid by the members. The members receiving Shares from the distribution included persons affiliated with the Reporting Persons.

On March 7, 2013, The Daniel H. Miller Revocable Trust sold 9,500 Shares for $9.00 per Share pursuant to an existing 10b5-1 plan in an open-market transaction.

On April 9, 2013, Roger A. Strauch purchased 5,000 Shares for a weighted average price of $7.5487 per Share in an open-market transaction.

On April 15, 2013, Roger A. Strauch purchased 5,000 Shares for a weighted average price of $7.5193 per Share in an open-market transaction.

On April 25, 2013, The Daniel H. Miller Revocable Trust sold 9,500 Shares for $9.00 per Share pursuant to an existing 10b5-1 plan in an open-market transaction.

On May 2, 2013, The Daniel H. Miller Revocable Trust sold 9,500 Shares for $9.00 per Share pursuant to an existing 10b5-1 plan in an open-market transaction.

On May 28, 2013, Roda XIV, Roda XV, Roda XVII, Roda XVIII, Roda XIX and Roda XX effected distributions of 670,613, 12,407, 151,170, 303,666, 145,463 and 75,809 Shares, respectively, to their various members. No additional consideration was paid by the members. The members receiving Shares from the distribution included persons affiliated with the Reporting Persons.

(d) Not applicable.

(e) Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 7, 2013

THE RODA GROUP INVESTMENT FUND XIV LLC

By:	/s/ Daniel H. Miller
Its:	Managing Member

THE RODA GROUP INVESTMENT FUND XV, LLC

By:	/s/ Daniel H. Miller
Its:	Managing Member

THE RODA GROUP INVESTMENT FUND XVII, LLC

By:	/s/ Daniel H. Miller
Its:	Managing Member

THE RODA GROUP INVESTMENT FUND XVIII, LLC

By:	/s/ Daniel H. Miller
Its:	Managing Member

THE RODA GROUP INVESTMENT FUND XIX, LLC

By:	/s/ Daniel H. Miller
Its:	Managing Member

THE RODA GROUP INVESTMENT FUND XX, LLC

By:	/s/ Daniel H. Miller
Its:	Managing Member

THE RODA GROUP VENTURE DEVELOPMENT COMPANY, LLC

By:	/s/ Daniel H. Miller
Its:	Managing Member

/s/ Daniel H. Miller
Daniel H. Miller

/s/ Roger A. Strauch
Roger A. Strauch